@Celanese

Investor Information

Celanese Corporation
Investor Relations
1601 West LBJ Freeway
Dallas, Texas 75234-6034

Mark Oberle
Phone: +1 972 443 4464 Fax: +1 972 332 9373 mark.oberle@celanese.com

Celanese Corporation Announces Extension of the Expiration Date of the Subsequent
Acceptance Period for the Mandatory Offer for Celanese AG Shares

DALLAS, Texas, June 1, 2006 - Celanese Corporation (NYSE:CE) announced the further extension of the subsequent acceptance period of the mandatory offer by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a subsidiary of Celanese Corporation, to all Celanese AG shareholders to acquire all their Celanese AG shares at the offer price of EUR41.92 per Celanese AG share, in cash, plus interest, upon the terms and conditions set forth in the Offer Document, to continue until August 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European time, due to the ongoing award proceedings (spruchverfahren) by dissenting shareholders. No shares tendered during the subsequent acceptance period may be withdrawn after tender.

Shareholders should note that the subsequent acceptance period of the mandatory offer may be further extended beyond August 1, 2006, 12:01 a.m. New York City time, 6:01 a.m. Central European Time, as a result of the continuation of such award proceedings and such extension may continue until such date which is two months after the date on which the final decision on the last motion ruled on such proceedings has been announced in the Federal Gazette (Bundesanzeiger).

      Celanese Corporation (NYSE:CE) is an integrated global producer of value-added industrial chemicals based in Dallas, Texas. The Company has four major businesses: Chemical Products, Technical Polymers Ticona, Acetate Products and Performance Products. Celanese has production plants in 13 countries in North America, Europe and Asia. In 2005, Celanese Corporation had net sales of $6.1 billion. For more information on Celanese Corporation, please visit the company’s web site at www.celanese.com.